BTP Automation, Inc.

Financial Statements

December 31, 2021 and 2020

Unaudited



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

BTP AUTOMATION, INC.

Table of Contents



REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
BTP Automation, Inc.
Plano, Texas

We have reviewed the accompanying financial statements of BTP Automation, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2021 and for the period from July 13, 2020 (inception) through December 31, 2020 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

May 16, 2022
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

BTP AUTOMATION, INC.

Balance Sheets
December 31, 2021 and 2020

Assets	2021	2020
Current assets:		
Cash	$ 75,033	$ 295,630
Advance - stockholder	4,853	-
Total assets	$ 79,886	$ 295,630
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 7,222	$ 1,553
Stockholders' equity:		
Common stock at $0.0001 par value, 12,500,000 shares authorized, 6,074,131 shares issued and outstanding as of December 31, 2021 and 2020	607	607
Preferred stock at $0.0001 par value, 2,500,000 shares authorized, 1,375,869 shares issued and outstanding as of December 31, 2021 and 2020	138	138
Accumulated deficit	(1,113,067)	(171,653)
SAFE - future equity obligation	1,184,986	464,985
Total stockholders' equity	72,664	294,077
Total liabilities and stockholders' equity	$ 79,886	$ 295,630

See report of independent accountants and accompanying notes to financial statements.

BTP AUTOMATION, INC.

Statements of Operations
For the year ended December 31, 2021 and for the period from
July 13, 2020 (inception) to December 31, 2020

	2021	2020
Revenue	$ -	$ -
Operating expenses	941,414	171,653
Net loss	$ (941,414)	$ (171,653)

See report of independent accountants and accompanying notes to financial statements.

BTP AUTOMATION, INC.

Statements of Changes in Stockholders' Equity
For the year ended December 31, 2021 and for the period from
July 13, 2020 (inception) to December 31, 2020

	Common Stock	Preferred Stock	Accumulated Deficit	SAFE - Future Equity Obligation	Total
Balance July 13, 2020	$ -	$ -	$ -	$ -	$ -
Issuance of stock	607	138	-	-	745
Issuance of SAFEs	-	-	-	464,985	464,985
Net loss	-	-	(171,653)	-	(171,653)
Balance December 31, 2020	607	138	(171,653)	464,985	294,077
Issuance of SAFEs	-	-	-	720,001	720,001
Net loss	-	-	(941,414)	-	(941,414)
Balance December 31, 2021	$ 607	$ 138	$ (1,113,067)	$ 1,184,986	$ 72,664

See report of independent accountants and accompanying notes to financial statements.

BTP AUTOMATION, INC.

Statements of Cash Flows
For the year ended December 31, 2021 and for the period from
July 13, 2020 (inception) to December 31, 2020

	2021	2020
Cash flows from operating activities:		
Net loss	$ (941,414)	$ (171,653)
Adjustments made to reconcile net loss to net cash from operating activities:		
Changes in operating assets and liabilities:		
Accounts payable	5,669	1,553
Net cash used in operating activities	(935,745)	(170,100)
Cash flows from financing activities:		
Issuance of SAFEs	720,001	464,985
Advance issued to stockholder	(4,853)	-
Issuance of stock	-	745
Net cash provided by financing activities	715,148	465,730
Net change in cash	(220,597)	295,630
Cash, beginning of period	295,630	-
Cash, end of period	$ 75,033	$ 295,630

See report of independent accountants and accompanying notes to financial statements.

BTP AUTOMATION, INC.

Notes to Financial Statements

1.   **Summary of Significant Accounting Policies:**

Description of Business: BTP Automation, Inc. (the "Company") was incorporated on July 13, 2020 in the State of Delaware and operates out of Texas.   The Company intends to operate a fully automated business travel management platform.

Management's Plans: The Company's strategic plan for 2022 and beyond is primarily focused on gaining early market share with corporations by delivering its SaaS travel procurement and analytics platform. The Company will concentrate on building its base of channel distribution partners in order to scale sales rapidly with a focus on travel management companies with a large existing base of corporate customers. The Company intends to build the infrastructure to support and grow sales and expand its marketing and advertising efforts which include content development and targeted social media advertising. The Company intends to scale development as the platform expands into additional industry sectors. The Company believes the execution of its strategic plan along with funds raised from its crowdfunding campaign and capital contributions from investors will enable it to continue for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash. The Company maintains its cash in several financial institutions with balances that periodically exceed federally insured limits.

Advertising Costs: The Company expenses advertising costs as incurred. Advertising expense was $4,950 for 2021. There were no advertising expenses in 2020.

Software Development: The Company expenses software development costs as incurred due to the continually evolving nature of the Company's development activities.

BTP AUTOMATION, INC.

Notes to Financial Statements, Continued

1. **Summary of Significant Accounting Policies, Continued:**

Income Taxes: The Company's deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Subsequent Events: Management has evaluated subsequent events through May 16, 2022, the date the financial statements were available to be issued, and has determined that there are no subsequent events to be reported in the accompanying financial statements.

2. **Advance – Stockholder:**

The Company extended an advance of $4,853 to a stockholder of the Company. The advance was non-interest bearing with a maturity date of February 2022. The full balance of the advance was outstanding at December 31, 2021. The advance was paid in full in February 2022.

3. **Stockholders' Equity:**

Pursuant to the Company's articles of incorporation, the Company is authorized to issue 15,000,000 shares of stock at $0.0001 par value per share. The shares authorized are split as follows: 12,500,000 shares of common stock and 2,500,000 shares of Series Seed preferred stock. The Company had 6,074,131 and 1,375,869 shares of common stock and Series Seed preferred stock, respectively, issued and outstanding at December 31, 2021 and 2020. The holder of each share of stock is entitled to one vote. The voting, dividend, and liquidation rights of the holders of the common stock are subject to and qualified by the rights, powers and preferences of the holders of the preferred stock.

3.   **Stockholders' Equity, Continued:**

The holders of Series Seed preferred stock are entitled to dividends at a rate of $0.03 per annum. Dividends accrue daily and are not cumulative. The accrued dividends have not been declared by the Board of Directors and as such, are not reflected in the financial statements.

The holders of preferred stock, at their option, have the right to convert their shares of preferred stock into fully paid and non-assessable shares of common stock based on the conversion metrics as defined in the certificate of incorporation.

The Company had various Simple Agreements for Future Equity ("SAFE") outstanding for a total amount of $1,184,986 and $464,985 at December 31, 2021 and 2020, respectively. The SAFEs do not bear interest and will convert upon any of the following events: equity financing, liquidity event, dissolution, or termination of the SAFE which would occur if any of the previous events took place or the SAFE was settled by the Company in stock or payment of amounts due as defined in the agreement. The full principal balance of the SAFEs were outstanding at December 31, 2021 and 2020.

4.   **Income Taxes:**

The Company has federal and state net operating loss carry forwards of approximately $1,100,000 at December 31, 2021, available to offset future taxable income in accordance with the Internal Revenue Service regulations.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.